As filed with the Securities and Exchange Commission on June 13, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

Representing Ordinary Participation Certificates  (Certificados de Participación Ordinarios)

of

VITRO, S.A. DE C.V.
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
THE UNITED MEXICAN STATES
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing three Ordinary Participation Certificates (Certificados de Participación Ordinarios)	25,000,000 American Depositary Shares	$5.00	$1,250,000	$147.13
Ordinary Participation Certificates (Certificados de Participación Ordinarios) each representing financial interests in one ordinary share, with no par value, of Vitro, S.A. de C.V.	75,000,000 Ordinary Participation Certificates	$0 (2)	$0(2)	$0

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

2

No fee is charged for the issuance of Ordinary Participation Certificates.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

_______________________

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a-1.

Form of Amended and Restated Deposit Agreement dated as of ____________, 2005, among Vitro, S.A. de C.V., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.1.

a-2.

Trust Agreement between Vitro, S.A. de C.V., as Settlor and Nacional Financiera S.N.C., as Trustee, dated November 28, 1990. – Incorporated by reference to the Registration Statement on Form F-1, No. 33-43660 filed by Vitro, S.A. de C.V. with the Commission.

b-1.

Letter agreement dated October 11, 2004, among Vitro, S.A. de C.V., Citibank N.A. and The Bank of New York. – Filed herewith as Exhibit 2.1.

b-2.

Letter agreement among Vitro, S.A. de C.V. and The Bank of New York relating to pre-release activities. - Filed herewith as Exhibit 2.2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d-1.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.1.

d-2.

Opinion of Juan Manuel Altamirano León, counsel for the CPO Trustee, as to the legality of the securities to be registered. – Filed herewith as Exhibit 4.2.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

                                                                          SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 9,  2005.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Participation Certificates (Certificados de Participación Ordinarios) representing financial interests in ordinary shares, no par value, of Vitro, S.A. de C.V.

By:

The Bank of New York,
 As Depositary

By:  /s/ Allen R. Murray

        Name: Allen R. Murray

        Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, Nacional Financiera, S.N.C., acting solely on bhalf of the legal entity created by the Trust Agreement, dated November 28, 1990 between Vitro S.A. de C.V. as Settlor and Nacional Financiera, S.N.C., as Trustee, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico on June 8, 2005.

Legal entity created by the agreement for the issuance of Ordinary Participation Certificates (Certificados de Participación Ordinarios) representing financial interests in ordinary shares, no par value, of Vitro, S.A. de C.V.

By:

Nacional Financiera S.N.C.
 As Trustee

By:  /s/ Juan Manuel Altamirano León

        Name: Juan Manuel Altamirano León

        Title: General Trustee Delegate

Pursuant to the requirements of the Securities Act of 1933, Vitro, S.A. de C.V. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Monterrey, Mexico on June 9, 2005.

Vitro, S.A. de C.V.

By:  /s/ Alvaro Rodriguez Arregui

Name: Alvaro Rodriguez Arregui

Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on June 9, 2005.

Name

Title

/s/ Adrian Sada González

Adrian Sada González

Director

____________________

Adrián Sada Trevino

Director

/s/ Federico Sada González

Federico Sada González

Director,  President and Chief Executive Officer

/s/ Tomás González  Sada

Tomás González  Sada

Director

/s/ Andres Yarte Cantú

Andres Yarte Cantú

Director

/s/ Dionisio Garza Medina

Dionisio Garza Medina

Director

____________________

Gustavo Madero Munoz

Director

____________________

Carlos Represas

Director

____________________

Jaime Serra Puche

Director

____________________

Lorenzo Zambrano

Director

____________________

Carlos Munoz

Director

____________________

Joaquín Vargas

Director

/s/ Raúl Rangel Hinojosa

Raúl Rangel Hinojosa

Director

/s/ Alejandro Garza Lagüera

Alejandro Garza Lagüera

Director

/s/ Eduardo Brittingham

Eduardo Brittingham

Director

/s/ Claudio Del Valle Cabello

Claudio Del Valle Cabello

Chief Administrative Officer

(Principal Accounting Officer)

/s/ Alvaro Rodriguez Arregui

Alvaro Rodriguez Arregui

Chief Financial Officer

/s/ Stephen Rich

Stephen Rich

Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1.1

Form of Amended and Restated Deposit Agreement dated as of ____________, 2005, among Vitro, S.A. de C.V., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

1.2

Trust Agreement between Vitro, S.A. de C.V., as Settlor and Nacional Financiera S.N.C., as Trustee, dated November 28, 1990 - Incorporated by reference to the Registration Statement on Form F-1, No. 33-43660 filed by Vitro, S.A. de C.V. with the Commission.

2.1	Letter agreement dated October 11, 2004, among Vitro, S.A. de C.V., Citibank N.A. and The Bank of New York.
2.2	Letter agreement among Vitro, S.A. de C.V. and The Bank of New York relating to pre-release activities.
4.1	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.
4.2	Opinion of Juan Manuel Altamirano León, counsel for the CPO Trustee, as to the legality of the securities to be registered.